UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of January, 2006

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
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                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

                                                                  Press Release
[GRUPO TELEVISA LOGO]                                     FOR IMMEDIATE RELEASE
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Page 1 of 1

Mexico City, January 13, 2006--Grupo Televisa, S.A. ("Televisa"; NYSE:TV; BMV:TLEVISA CPO), announced that regarding the transaction that took place today on the Mexican Stock Exchange, it has been informed that the Investor Trust led by Maria Asuncion Aramburuzabala Larregui, member of the board of directors of Televisa, sold today approximately 60 million CPOs of Televisa.

Ms. Aramburuzabala said, "I am very satisfied with my investment in Televisa and with the accomplishments of the company under the leadership of Emilio Azcarraga Jean. My decision to sell a portion of my investment in the company is part of a long-term strategy for asset diversification and liquidity. I have every intention to continue to be a shareholder and remain involved in Televisa as a member of the board of directors."

Grupo Televisa, S.A., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States.

                                    ###

CONTACTS:
INVESTOR RELATIONS:                              MEDIA RELATIONS:
Michel Boyance/Alejandro Eguiluz                 Manuel Compean
(5255) 5261-2000                                 (5255) 5728 3815
 mcompean@televisa.com.mx                        ir@televisa.com.mx

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           GRUPO TELEVISA, S.A.
                                           --------------------------------
                                               (Registrant)


Dated: January 17, 2006                    By     /s/ Jorge Lutteroth Echegoyen
                                                  -----------------------------
                                           Name:  Jorge Lutteroth Echegoyen
                                           Title: Controller, Vice-President